

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2013

<u>Via E-mail</u>
Mark Pacchini
Chief Executive Officer
rVue Holdings, Inc.
10740B West Grand Avenue
Franklin Park, IL 60131

      Re: rVue Holdings, Inc.
              Preliminary Information Statement on Schedule 14C
              Filed September 25, 2013
              File No. 000-54348

Dear Mr. Pacchini:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Celeste M. Murphy for

              Larry Spirgel
              Assistant Director

cc: <u>Via E-mail</u>
        Benjamin S. Reichel, Esq.
        Ellenoff Grossman & Schole LLP